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July 25, 2025
VIA EDGAR AND ELECTRONIC MAIL
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attention:	Al Pavot
Li Xiao
Juan Grana
Jane Park

	Re:	Shoulder Innovations, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted July 24, 2025
CIK No. 0001699350
To the addressees set forth above:
On behalf of our client, Shoulder Innovations, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 24, 2025, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 publicly filed on July 24, 2025 (“Amendment No. 2”). Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”) responding to the Staff’s comment and updating its disclosures in Amendment No. 3.

July 25, 2025 Page 2

All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 3. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.
Amendment No. 2 to Registration Statement on Form S-1
Underwriting, page 194
1.We note your disclosure that “[you] have requested that the underwriters make issuer directed allocations in the aggregate of shares of [y]our common stock to certain investors." Please advise whether any specific investors have been identified, and if so, revise your disclosure to identify these investors and to note the number of shares of common stock to be allocated to each.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 194 of Amendment No. 3.
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July 25, 2025 Page 3

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Robert Ball, Chief Executive Officer, Shoulder Innovations, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP